SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1) *
Clearwire Corporation

(Name of Issuer)
Class A Common Stock, par value $.0001 per share

(Title of Class of Securities)
185385309

(CUSIP Number)
December 31, 2008

(Date of event which requires filing of this statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
          * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
          The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No.	185385309	Schedule 13G	Page	2	of	5	Pages

1	NAME OF REPORTING PERSONS Motorola, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		Not Applicable

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Not Applicable

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Not Applicable

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Not Applicable

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Not Applicable. Less than 5%. Shares cancelled pursuant to a Transaction Agreement and Plan of Merger consumated on November 28, 2008 by Clearwire Corporation (f/k/a New Clearwire Corporation).

12	TYPE OF REPORTING PERSON

CO

CUSIP No.	185385309	Schedule 13G	Page	3	of	5	Pages
Item 1.

(a)	Name of issuer: Clearwire Corporation (“Clearwire”)

(b)	Address of issuer’s principal executive offices:	4400 Carillon Point Kirkland, WA 98033
Item 2.

(a)	Name of person filing: Motorola, Inc. (“Motorola”)

(b)	Address of principal business office, or, if none, residence:	1303 East Algonquin Road Schaumburg, IL 60196

(c)	Citizenship: Delaware Corporation

(d)	Title of class of securities: Class A Common Stock, par value $.0001 per share

(e)	CUSIP number: 185385309

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

Not Applicable.

Item 5.	Ownership of five percent or less of a class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑

Item 6.	Ownership of more than five percent on behalf of another person:

Not Applicable. Shares cancelled pursuant to a Transaction Agreement and Plan of Merger consumated on November 28, 2008 by Clearwire Corporation (f/k/a New Clearwire Corporation).

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

Not Applicable.

Item 8.	Identification and classification of members of the group:

Not Applicable.

Item 9.	Notices of dissolution of group:

Not Applicable.

CUSIP No.	185385309	Schedule 13G	Page	4	of	5	Pages

Item 10.	Certification:

Not Applicable.

CUSIP No.	185385309	Schedule 13G	Page	5	of	5	Pages
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2009	MOTOROLA, INC.

	By:	/s/ Carol H. Forsyte
	Name: Title:	Carol H. Forsyte Corporate Vice President, Law, Securities, Law Department